UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

São Paulo, August 19, 2020 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ) announces today its results for the second quarter (April, May and June) of 2020 (2Q20). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 2Q20 and 2Q19, except where indicated differently.

Message from the CEO

Second quarter was probably the most challenging one in the history of our company. The Covid-19 pandemic turned into a global crisis as the virus spread, taking a heavy toll on human lives all over the world and in Brazil. Measures to control the pandemic were intensified across the country and deepened the economic crisis. Brazilian real plunged against the dollar surging to all-time high levels, while oil and sugar prices fluctuations added complexity to the quarter.

All our businesses have been hard hit by social distancing measures and the sharp decline in demand affected Raízen Combustíveis, Compass and Moove results significantly. In addition, volatility in fuel prices set further challenges to the fuel distribution sector, especially in Argentina. The good news is that the worst seems to have been left behind and business activity has been gradually improving from the lowest point in April. Raizen Energia 20/21 crop year started with good perspectives for productivity recovery, which, combined with good hedging, calls for sound returns. Rumo delivered robust results this quarter, supported by high demand for transportation on the back of good soybean harvest and continuous improvement in operational efficiency. We remain focused on keeping our operations - considered essential to the countries we operate - running safely, while preserving the health and safety of our people and taking care of our customers, suppliers and all stakeholders.

Reinforcing our commitment to a sustainable future, we published our 2019 Sustainability Report, highlighting our ten commitments to sustainable development, in line with 17 SDGs set by UN as part of 2030 Agenda for Sustainable Development. Economic, social and environmental goals are already embedded in our company principles, and we will keep pursuing them through concrete and well-structured actions across all companies of our portfolio until 2030. And this is only the beginning. Think about our ability to mobilize and multiply those goals through the production of more than 2.5 billion liters of ethanol, distributed through more than 7 thousand gas stations at Raizen; with more than 2 million customers at Comgas; with the growing presence of Moove in more than 13 countries and through 14 thousand km of Rumo railroads crossing Brazil´s agriculture grounds.

For us at Cosan, values and management are the pillars of sustainability. Values are the principles that have always guided our actions: operational excellence, health and safety of our people, quality of products and services, socio-environmental responsibility. Management means assuring we put our execution capabilities at the service of our values, balancing risk and return, investments and capital discipline, agility and consistency, efficiency and safety, present and future.

Challenging times are when those pillars are tested. And this is in fact a rather special moment for Cosan: we announced the long-awaited simplification of the Group’s corporate structure. This is an important milestone of our continuous effort to enhance our corporate governance. For more than a decade, Cosan has built an incredible portfolio of businesses through mergers, acquisitions, and partnerships, leading to what the company is today. We had to adapt to accommodate portfolio growth and manage risk, which is why we ended up with three different holdings. Over the last four years, we devoted a large amount of cash to buy stock across the portfolio, reinforcing our confidence in the value creation potential of our assets. We spent around R$ 8.6 billion and are now ready for the next big step: combining the three holdings into a single one. CZZ and RLOG will be merged into CSAN, which will remain listed under Novo Mercado in the Brazilian exchange. As part of the proposed transaction, CSAN will issue American depositary receipts, (ADRs), to be listed in the New York Stock Exchange. The transaction will result in a unified shareholder base, with a single class of shares and same voting rights, while consolidating the free floats of CSAN, RLOG and CZZ, therefore increasing liquidity. CSAN will be consolidated as the platform for projects development.

We have been talking about simplification for quite a while, with ideal structure being one single holding and four listed businesses at some point in time. Rumo announced s follow on to increase capital investments, as the recently announced renewal of Paulista Network offers additional opportunities for the company, and to pre-pay concession fees as provided for by concession contract. And we registered a primary public offering for common shares issued by Compass Gás e Energia, the Group subsidiary created to provide gas and power solutions in Brazil.

Crisis times either enable or accelerate big changes. Our companies are leaders in their respective areas of activity, therefore driving transformation towards a future of clean energy and more efficient and reliable logistics. We have a unique portfolio, a strong culture grounded on strong and sustainable values, and a team that makes all the difference, with the ability to focus in the present while shaping a better future. We are writing a new chapter of our story and we will do it together!

Stay safe,

Luis Henrique Guimarães

CZZ’s CEO

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	1 de 10

Summary of Financial Information

Executive Summary - Cosan Pro forma[1]	2Q20	2Q19	Chg.%	1Q20	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Net Revenue	13,582.7	19,338.5	-29.8%	19,632.6	-30.8%
Gross profit	1,688.8	2,340.0	-27.8%	2,303.4	-26.7%
EBITDA[2]	1,895.9	2,317.2	-18.2%	2,526.7	-25.0%
Adjusted EBITDA[3]	1,247.4	2,048.2	-39.1%	2,247.0	-44.5%
Net Income	101.9	208.4	-51.1%	646.7	-84.2%
Adjusted Net Income	57.6	114.7	-49.8%	660.0	-91.3%
Leverage (Net Debt/EBITDA LTM)[4]	2.8x	2.1x	0.7x	2.4x	0.4x

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.

Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.

Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S.A., as detailed in its earnings release.

Note 4: Leverage calculation considers Net Debt and LTM EBITDA normalized by Comgás’ CCR effects in periods prior to March 31st, 2020 and adjusted for lease liabilities (IFRS 16) at Raízen and Rumo.

Business Units

Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on August 10, 2020 and August 14, 2020, respectively. For more detail, please access the companies websites, which can be found on the following links:

•	Cosan S.A. (CSAN3): ri.cosan.com.br/en/

•	Cosan Logística (RLOG3): ri.cosanlogistica.com/en/

Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below:

•	Cosan S.A. (CSAN3) (64%)

Raízen Combustíveis (50%)	Fuel Distribution & Downstream Argentina
Raízen Energia (50%)	Sugar, Ethanol & Bioenergy Production and Commercialization
Compass Gás e Energia (99%)	Natural Gas Distribution
Moove (70%)	Lubricants, Base Oils & Specialties
Cosan Corporativo (100%)	Corporate and Other Investments

•	Cosan Logística S.A. (RLOG3) (73%)

Rumo S.A. (RAIL3) (28%)	Logistics Operator

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	2 de 10

Executive Summary 2Q20

Cosan Limited (NYSE: CZZ)

CZZ pro forma adjusted EBITDA decreased 39% in 2Q20, reaching R$ 2.0 billion, reflecting the impacts caused by Covid-19 pandemic mainly on fuel distribution operations in Brazil and Argentina, which also recorded inventory losses in the period. On the other hand, Rumo contributed to partially offset this impact, on the back of higher volumes sustained by record soybean crop. Adjusted Net Debt/EBITDA increased to 2.8x, due to lower cash generation and EBITDA contribution from Raízen.

Highlights of each operating segment:

Cosan S.A. (CSAN3):

Raízen Combustíveis

Cosan’s fuel distribution business was the most affected by the crisis in 2Q20. Results were impacted by lower fuel consumption due to social distancing measures, coupled with losses caused by steep decline in prices Therefore, consolidated adjusted EBITDA (Brazil and Argentina) came negative at R$213 million.

RC Brazil: Adjusted EBITDA totaled R$65 million (-88%) in 2Q20, hit by a severe combination of unprecedented lower demand and a sharp drop in fuel prices early in the quarter. Volumes sold were 24% lower, especially in the Otto cycle (-31%) and aviation fuel (-76%). Diesel sales were more resilient (-8%) sustained by demand from heavy transportation and agribusiness. Lower sales caused significant loss of scale and lower cost dilution, also impacting operating margins in the period. It is worth noting that since May, both demand and prices improved, calling better outlook for the second half of 2020.

RC Argentina: Adjusted EBITDA came negative at US$51 million (-R$279 million). The quarter was affected by 42% lower sales volume due to stringent lockdown implemented in the country. Raízen interrupted refining activities for approximately 30 days, resulting in lower cost dilution in the period. 2Q20 was also impacted by higher inventory cost, built at pre-pandemic international oil prices.

Raízen Energia: Adjusted EBITDA was 18% lower in the first quarter of the 2020/21 crop year, totaling R$329 million, due to lower own sugar sales volumes, in line with commercialization strategy for the crop year. This effect was partially offset by better prices and lower unit cost (ex-CONSECANA). Drier weather resulted in a higher concentration of sucrose in the cane and 5% higher crushing, totaling 22 million tons in the period.

Compass Gas and Energy: Compass Adjusted EBITDA totaled R$474 million (-19%) in 2Q20, mainly affected by

27% lower volume distributed by Comgás and R$51 million increase in bad debt provisions, offsetting SG&A expenses reduction. Weaker economic activity caused lower industrial and commercial segments sales, 27% and 54% respectively compared to the same period last year. But volumes sold to the residential segment grew by 15%, due to stay-at-home requirements, lower average temperature, and 96,000 new clients added in the last 12 months. Lower volumes were therefore partially offset by better natural gas sales mix.

Moove: Adjusted EBITDA totaled R$44 million (-43%) in the quarter, reflecting a 35% decrease in sales of lubricants across all the countries in which Moove operates. It is worth mentioning that worst sales performance occurred in April, but all markets presented gradual sales improvement thereafter.

Cosan S.A. ended 2Q20 with pro forma adjusted EBITDA of R$518 million (-57%). Net loss for the period came to R$174 million, also affected by Brazilian Real depreciation on the non-hedged portion of the perpetual bond. Pro forma cash generation (FCFE) totaled R$1.1 billion, due to higher fund raisings at Comgás and Raízen, partially offset by lower cash generated by operations. Leverage (net debt/pro forma EBITDA) increased to 2.4x, due to lower operational cash generation and decrease in EBITDA contribution from the businesses.

Cosan Logística S.A. (RLOG3):

Rumo’s transported volumes in 2Q20 increased 14% yearly in 2Q19, reaching 16.4 billion RTK. The country’s good exports performance supported the 18% increase in grain-transported volume, with strong results in both North and South Operations. The favorable market conditions for sugar compared to ethanol led to an expansion in the commodity’s exports and transported volume by 31%. The fertilizers segment continues to expand rapidly, posting a 23% growth in transported volume. Transportation of industrial products and containers, however, was negatively impacted by the Covid-19 pandemic, decreasing 14% and 4%, respectively.

Adjusted EBITDA was R$982 million, growing 6 % compared to 2Q19. Fixed costs and general and administrative expenses grew only 1%, excluding the Central Network, even though the Company has incurred higher costs due to contingency measures against Covid-19. Variable costs increased 8%, less than the volume growth, reflecting: (i) R$61 million decrease in fuel costs, which did not completely offset the tariff loss; and (ii) higher costs with logistics solutions, due to additional contingency costs as a result of the pandemic and the 47% increase in volume in this segment. Hence, adjusted EBITDA margin grew 0.2 p.p. to 54% compared to last year. Rumo posted net income of R$405 million (compared to R$185 million in 2Q19) and leverage of 2.0x broad net debt/LTM Adjusted EBITDA.

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	3 de 10

Main Operational and Financial Metrics

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (https://www.cosan.com.br/en/) in the Results Center.

Raízen Combustíveis

RC - Brazil	2Q20	2Q19	Chg.%	1Q20	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Otto Cycle Volume ('000 cbm)	2,052	2,977	-31%	2,755	-26%
Gasoline Equivalent[5] Volume ('000 cbm)	1,869	2,675	-30%	2,481	-25%
Diesel Volume ('000 cbm)	2,832	3,094	-8%	2,919	-3%
Adjusted EBITDA Margin[6] (BRL/cbm)	13	85	-85%	91	-86%
RC - Argentina	2Q20	2Q19	Chg.%	1Q20	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Total Volume Sold ('000 cbm)	864	1,490	-42%	1,381	-37%
EBITDA (USD mIn)	(51)	47	n/a	33	n/a

Note 5: Sum of gasoline and ethanol volumes are adjusted by a coefficient of 0.7221.
Note 6: Excludes asset sale and other non-recurring items described on Cosan S.A. and Cosan Logística 2Q20 releases.

Raízen Energia

Indicators	2Q20	2Q19	Chg.%
	(Apr-Mar)	(Apr-Mar)	2Q20/2Q19
Sugarcane Crushed (mln mt)	21.8	20.7	5%
TRS/ha	9.9	9.3	6%
Sugar/Ethanol Production Mix	54% vs 46%	49% vs 51%	n/a
Adjusted EBITDA[7] (BRL mln)	329	402	-18%

Note 7: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Compass Gás e Energia

	2Q20	2Q19	Chg.%	1Q20	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Comgás Sales Volume (mln cbm) Ex-Thermal Power	841	1,144	-26%	1,059	-21%
Adjusted EBITDA[8] (BRL mln)	474	585	-19%	575	-18%
EBITDA (BRL mln)	366	679	-46%	678	-46%

Note 8: Adjusted by effects highlighted on page 6 hereof. Until 1Q20, EBITDA was standardized by the effect of Regulatory Current Account (CCR). As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the standardization is no longer required. Additional information is available on page 14 of Cosan S.A. 2Q20 release.

Moove

	2Q20	2Q19	Chg.%	1Q20	Chg.%
	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Total Sales Volume[9] ('000 cbm)	66	102	-35%	93	-29%
EBITDA (BRL mln)	44	78	-43%	112	-60%

Note 9: Considering the volume sold of lubricants and base oil.

Rumo

Operating and Financial Performance Index	2Q20	2Q19	Chg.%

Consolidated
Operating ratio (%)[10]	68%	71%	-4.2%
Diesel comsuption (liters/ '000 GTK)	3.67	3.97	-7.6%
Rail accidents (MM Train/Km)	15.7	16.4	-4.3%
Personal accidents (accidents/MM MHW)	0.36	0.44	-18.2%

North operation
Cycle time of railcars (days)	9.7	10.3	-5.8%

South operation
Cycle time of railcars (days)	6.3	9.1	-30.8%

Note 10: Only consideres the variable costs of railway operations.

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	4 de 10

Cosan Corporate Results

The following table provides a breakdown of the 2Q20 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S.A. Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit[11]	Raízen Combustíveis	Raízen Energia	Compass Gás e Energia[12]	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Corporate)	Adjustments and Elimination	CZZ
2Q20
Net Revenue	15,542.3	4,993.4	1,559.8	796.9	0.0	(20,535.7)	-	2,356.6	1,828.0	0.2	(9.9)	4,174.9
Cost of Goods and Services Sold	(15,415.7)	(4,505.7)	(1,033.9)	(617.9)	(0.1)	19,921.4	-	(1,651.9)	(1,150.9)	(0.4)	9.9	(2,793.3)
Gross Profit	126.6	487.8	525.9	179.0	(0.1)	(614.4)	-	704.7	677.1	(0.2)	-	1,381.6
Gross Margin (%)	0.8%	9.8%	33.7%	22.5%	n/a	3.0%	n/a	29.9%	37.0%	-95.0%	-	33.1%
Selling Expenses	(492.1)	(167.9)	(202.2)	(104.3)	(0.3)	659.9	-	(306.7)	(8.2)	(0.1)	-	(315.0)
General and Administrative Expenses	(146.4)	(162.6)	(107.1)	(57.2)	(42.4)	309.0	-	(206.7)	(86.1)	(23.7)	-	(316.5)
Other Operating Income (Expenses)	77.5	(28.9)	29.7	0.7	(21.5)	(48.6)	-	8.8	205.7	(0.1)	0.0	214.5
Equity Pick-up	0.5	(82.8)	0.0	(0.0)	(99.8)	82.2	(118.4)	(218.2)	4.3	(57.0)	57.0	(214.0)
Depreciation and Amortization	246.5	618.6	119.5	26.2	3.4	(865.2)	-	149.1	532.0	0.6	0.0	681.7
EBITDA	(187.3)	664.3	365.8	44.5	(160.7)	(477.0)	(118.4)	131.1	1,324.8	(80.5)	57.0	1,432.3
EBITDA Margin (%)	-1.2%	13.3%	23.5%	5.6%	n/a	2.3%	n/a	5.6%	72.5%	n/a	n/a	34.3%
Financial result	(54.2)	(178.8)	(45.3)	(31.0)	(47.0)	233.0	-	(123.2)	(201.0)	182.8	(73.2)	(214.7)
Income and Social Contribution Taxes	152.0	29.2	(70.1)	(0.9)	35.4	(181.2)	-	(35.6)	(185.2)	(0.2)	24.9	(196.0)
Non-controlling Interest	0.3	(2.7)	(2.5)	3.6	1.3	2.3	0.0	2.5	(86.1)	0.4	(154.7)	(238.0)
Net Income (Loss)	(335.7)	(106.6)	128.4	(10.0)	(174.4)	442.3	(118.4)	(174.4)	320.4	101.9	(146.0)	101.9

Earnings by Business Unit[11]	Raízen Combustíveis	Raízen Energia	Compass Gás e Energia[12]	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Corporate)	Adjustments and Elimination	CZZ
6M20
Net Revenue	39,066.4	13,988.8	4,035.1	1,828.0	0.0	(53,055.2)	-	5,863.1	3,251.5	0.3	(17.5)	9,097.4
Cost of Goods and Services Sold	(37,893.1)	(12,685.5)	(2,714.3)	(1,422.6)	(1.3)	50,578.6	-	(4,138.3)	(2,222.1)	(0.7)	17.5	(6,343.5)
Gross Profit	1,173.3	1,303.3	1,320.8	405.4	(1.3)	(2,476.6)	-	1,724.9	1,029.5	(0.4)	(0.0)	2,753.9
Gross Margin (%)	3.0%	9.3%	32.7%	22.2%	n/a	4.7%	n/a	29.4%	31.7%	n/a	0.0	30.3%
Selling Expenses	(1,051.7)	(377.1)	(361.0)	(223.9)	(1.2)	1,428.8	-	(586.1)	(17.3)	(0.2)	0.0	(603.6)
General and Administrative Expenses	(310.7)	(307.0)	(192.8)	(103.8)	(81.3)	617.8	-	(377.9)	(184.6)	(49.3)	(0.0)	(611.8)
Other Operating Income (Expenses)	215.0	240.9	40.4	29.0	(96.5)	(456.0)	-	(27.1)	113.8	(0.1)	(0.0)	86.6
Equity Pick-up	1.0	(87.1)	0.0	0.0	489.8	86.1	(515.9)	(26.1)	6.7	18.0	(18.0)	(19.4)
Depreciation and Amortization	467.3	1,816.1	236.3	49.7	6.7	(2,283.5)	-	292.7	951.2	1.0	0.0	1,244.9
EBITDA	494.3	2,589.1	1,043.6	156.4	316.2	(3,083.4)	(515.9)	1,000.3	1,899.3	(31.0)	(18.0)	2,850.5
EBITDA Margin (%)	1.3%	18.5%	25.9%	8.6%	n/a	5.8%	n/a	17.1%	58.4%	n/a	n/a	31.3%
Financial result	(271.0)	(514.8)	(45.9)	(70.0)	(630.5)	785.8	-	(746.4)	(731.7)	784.9	94.1	(599.1)
Income and Social Contribution Taxes	43.8	(80.0)	(253.0)	(14.5)	246.1	36.2	-	(21.4)	(86.4)	(1.5)	(32.0)	(141.3)
Non-controlling Interest	1.9	(40.4)	(7.9)	(6.9)	2.8	38.5	0.0	(12.0)	(27.1)	(2.8)	(74.9)	(116.8)
Net Income (Loss)	(198.4)	137.7	500.6	15.3	(72.1)	60.7	(515.9)	(72.1)	102.9	748.6	(30.8)	748.6

Note 11: As of 1Q19, the results of Cosan Limited and its Business Units were impacted by the adoption of the new accounting standards (IFRS 16), as detailed in Note 3 to the quarterly financial statements as of June 30, 2020
Note 12: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company’s performance standardization is no longer required, as detailed on the Note 12 to the company’s financial statements.

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	5 de 10

Adjusted EBITDA and Net Income

The table below describes the non-recurring impacts of each business line as well as the highlighted adjustments based on the criteria described on Cosan S.A. and Cosan Logística S.A. 2Q20 releases:

	EBITDA Proforma			Net Income (Loss) [13]
	2Q20	2Q19	Chg.%	2Q20	2Q19	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19
CZZ Consolidated Pro forma - before adjustments	1,895.9	2,317.2	-58.2%	101.9	208.4	n/a
Raízen Combustíveis Brazil (50%)	25.6	35.2	-27.4%	(11.8)	(10.4)	3.3%
Asset Divestments	(2.4)	(16.5)	-85.4%	(1.1)	(6.5)	-85.3%
Assets arising from contracts with clients (IFRS 15)	60.3	66.4	-9.2%	-	-	n/a
Leases (IFRS 16)	(7.0)	(3.7)	86.6%	0.4	0.5	-34.0%
Non-recurring effects	(25.4)	(11.0)	n/a	(11.1)	(4.4)	n/a
Raízen Combustíveis Argentina (50%)	(38.6)	(22.0)	75.5%	(0.5)	1.3	n/a
Leases (IFRS 16)	(38.6)	(22.0)	75.5%	(0.5)	1.6	n/a
Raízen Energia (50%)	(167.7)	(143.2)	17.1%	(15.7)	(14.9)	-4.8%
Change in Biological Assets	(96.0)	(43.3)	n/a	(42.1)	(17.2)	n/a
Leases (IFRS 16)	(97.0)	(93.2)	4.1%	15.3	4.9	n/a
Non-recurring effects	25.3	(6.8)	n/a	11.1	(2.7)	n/a
Compass Gás e Energia	107.7	(94.0)	n/a	46.7	(37.1)	n/a
Regulatory Current Account	-	(94.0)	n/a	-	(37.1)	n/a
Non-recurring effects	107.7	-	n/a	46.7	-	n/a
Rumo	(575.4)	(45.1)	n/a	(63.0)	(32.7)	92.9%
Leases (IFRS 16)	(234.4)	(45.1)	n/a	(27.3)	(32.7)	-16.5%
Non-recurring effects	(341.0)	-	n/a	(35.7)	-	n/a
CZZ Consolidated Pro forma - after adjustments	1,247.4	2,048.2	-39.1%	57.6	114.7	-49.8%

Note 13: Net income consolidates the proportional interests of Cosan Limited in each business, excluding minority interests.

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	6 de 10

Loans and Financing

On June 30, 2020, Cosan Limited’s (CZZ Corporate) gross debt totaled R$ 4.2 billion, in line with 1Q20. Cash and cash equivalents came to R$ 474 million in 2Q20, compared to R$ 433 million at the close of the 1Q20 representing no significant change between the compared periods.

CZZ Corporate’s net debt ended the period at R$ 3.6 billion (ex-IRFS 16).

Loans and Financing 2Q20 BRL mln	Compass Gás e Energia	Moove	Cosan S.A. Corporate	Cosan S.A. Consolidated	Raízen Energia (50%)	Raízen Combustíveis (50%)	Cosan S.A. Consolidated Pro forma	Cosan Logística	Cosan Limited Corporate	CZZ Pro forma
Opening balance of pro forma net debt	3,729.5	(92.5)	1,527.1	5,164.1	4,775.8	1,718.0	11,657.8	7,353.2	3,751.4	22,762.4
Cash, cash equivalents and marketable securities	1,110.9	828.0	3,227.6	5,166.5	3,236.9	1,083.5	9,486.9	3,513.2	474.3	13,474.4
Gross Debt	4,840.4	735.5	4,754.6	10,330.6	8,012.6	2,801.5	21,144.7	10,866.4	4,225.7	36,236.8
Cash items	1,883.5	84.5	(37.7)	1,930.3	589.4	22.2	2,541.8	2,295.2	0.0	4,837.1
Funding	1,983.7	100.0	-	2,083.7	680.4	491.5	3,255.6	2,389.5	-	5,645.1
Payment of principal on loans and borrowings	(123.2)	(14.8)	-	(138.0)	(33.8)	(426.2)	(597.9)	(73.0)	-	(670.9)
Payment of Interest on loans borrowings	(20.6)	(5.1)	(58.2)	(83.8)	(57.3)	(43.1)	(184.3)	(21.4)	-	(205.7)
Derivatives	43.6	4.4	20.5	68.5	-	-	68.5	0.1	0.0	68.6
Noncash items	63.2	28.5	168.4	260.1	518.6	26.5	805.2	139.1	90.5	1,034.9
Provision for interest (accrual)	77.2	4.7	125.0	206.9	73.3	41.0	321.2	220.1	71.9	613.1
Monetary variation and MTM adjustment of debt	19.6	22.9	94.0	136.5	104.2	(19.8)	220.9	141.2	525.5	887.6
Exchange variation, net of derivatives	(33.6)	1.0	(50.7)	(83.3)	341.1	5.3	263.1	(222.1)	(506.8)	(465.8)
Closing balance of gross debt	6,787.2	848.5	4,885.3	12,521.0	9,120.6	2,850.2	24,491.7	13,300.7	4,316.2	42,108.7
Cash, cash equivalents and marketable securities	3,446.8	987.0	2,549.7	6,983.6	2,362.6	619.4	9,965.5	5,876.7	751.9	16,594.2
Closing balance of pro forma net debt	3,340.4	(138.5)	2,335.6	5,537.4	6,758.0	2,230.8	14,526.2	7,424.0	3,564.4	25,514.5
Obligations due to preferred shareholders of subsidiaries	-	-	447.0	447.0	-	-	447.0	-	-	447.0
Leasing (IFRS 16)	11.4	43.0	27.7	82.1	1,899.2	315.0	2,296.3	7,440.9	10.8	9,748.0
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	3,351.8	(95.6)	2,810.3	6,066.5	8,657.2	2,545.8	17,269.5	14,864.9	3,575.2	35,709.5
Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	7 de 10

Cash Flow Reconciliation

Cash Flow Statement 2Q20
BRL mln	Compass Gás e Energia	Moove	Cosan S.A. Corporate	Eliminations	Cosan S.A.	Raízen Combined	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited Corporate	Eliminations/ Adjusted	CZZ Pro forma
EBITDA	365.8	44.5	(160.7)	(118.4)	131.1	238.5	221.2	590.8	1,324.8	(80.5)	60.8	1,895.9
Noncash impacts on EBITDA	179.4	30.2	130.9	118.4	458.9	(165.6)	(221.2)	72.2	(344.7)	68.5	(60.8)	(264.9)
Changes in assets and liabilities	111.7	(4.0)	140.7	-	248.4	(1,754.8)	-	(1,506.3)	(40.2)	(14.0)	-	(1,560.5)
Operating financial result	15.0	0.8	17.5	-	33.3	173.5	(0.0)	206.8	30.7	(0.7)	-	236.8
Operating Cash Flow	671.8	71.4	128.5	-	871.7	(1,508.4)	(0.0)	(636.6)	970.6	(26.7)	-	307.3
CAPEX	(234.7)	(7.2)	(6.5)	-	(248.5)	(342.3)	-	(590.7)	(722.2)	(0.8)	-	(1,313.8)
Other	0.0	(22.6)	-	-	(22.6)	(0.0)	-	(22.6)	88.1	-	-	65.5
Cash Flow from Investing Activities	(234.7)	(29.8)	(6.5)	-	(271.0)	(342.3)	-	(613.3)	(634.1)	(0.8)	-	(1,248.3)
Funding	2,008.5	100.0	-	-	2,108.5	1,199.5	-	3,308.0	2,393.7	-	-	5,701.7
Loans amortization (Principal)	(148.5)	(14.8)	-	-	(163.3)	(460.0)	-	(623.3)	(100.7)	(0.0)	-	(724.0)
Loans amortization (Interest)	(20.7)	(5.1)	(58.2)	-	(84.0)	(100.5)	-	(184.5)	(36.8)	(0.0)	-	(221.3)
Leasing amortization (IFRS16)	(0.5)	(2.3)	-	-	(2.8)	(221.9)	-	(224.7)	(230.3)	(0.4)	-	(455.4)
Derivatives	43.6	4.4	20.5	-	68.5	-	-	68.5	0.1	0.0	-	68.6
Other	16.9	(0.0)	(48.3)	-	(31.4)	0.0	-	(31.4)	(0.0)	5.1	-	(26.4)
Cash Flow from Financing Activities	1,899.3	82.1	(86.1)	-	1,895.4	417.2	-	2,312.5	2,026.0	4.6	-	4,343.2
Dividends received	(0.0)	-	3.3	-	3.3	-	-	3.3	2.7	380.4	(380.4)	6.0
Free Cash Flow to Equity	2,336.4	123.8	39.2	-	2,499.4	(1,433.5)	(0.0)	1,065.9	2,365.2	357.5	(380.4)	3,408.1
Cosan S.A	-	-	(748.4)	-	(748.4)	-	-	(748.4)	(2.0)	(144.0)	380.4	(513.9)
Cosan Limited	(0.5)	0	0	-	(0.5)	-	-	(0.5)	0	0	0	(0.5)
Non-controlling Shareholders	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	(0.5)	-	(748.4)	-	(748.9)	-	-	(748.9)	(2.0)	(144.0)	380.4	(514.4)
Exchange variation impact on cash and cash equivalents	-	35.2	31.4	-	66.6	95.1	-	161.7	0.4	64.2	-	226.2
Cash Generation (Burn) in the Period	2,335.9	159.0	(677.8)	-	1,817.1	(1,338.4)	(0.0)	478.7	2,363.6	277.6	-	3,119.9

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	8 de 10

Financial Statements

Cosan Limited - Accounting

Indicators	2Q20	2Q19	Chg.%	1Q20	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
EBITDA	1,432.3	1,673.5	-14.4%	1,418.2	1.0%
Investments	967.9	648.6	49.2%	867.4	11.6%

Income Statement for the Period	2Q20	2Q19	Chg.%	1Q20	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Net Revenue	4,174.9	5,073.2	-17.7%	4,922.5	-15.2%
Cost of Goods and Services Sold	(2,793.3)	(3,477.3)	-19.7%	(3,550.2)	-21.3%
Gross profit	1,381.6	1,595.8	-13.4%	1,372.3	0.7%
Selling, general & administrative expenses	(631.5)	(549.7)	14.9%	(583.9)	8.1%
Other net operating income (expenses)	214.5	7.1	n/a	(127.9)	n/a
Financial results	(214.7)	(314.5)	-31.7%	(384.4)	-44.2%
Equity Pick-up	(214.0)	64.4	n/a	194.6	n/a
Expenses with income and social contribution taxes	(196.0)	(257.4)	-23.8%	54.8	n/a
Non-controlling interest	(238.0)	(332.3)	-28.4%	121.2	n/a
Discontinued operations	-	(4.8)	-100.0%	-	n/a
Net Income (Loss)	101.9	208.7	-51.2%	646.7	-84.2%

Balance Sheet	2Q20	1Q20
BRL mln	06/30/20	03/31/20
Cash and cash equivalents	10,954	6,985
Marketable Securities	2,659	2,169
Trade accounts receivable	1,797	2,159
Inventories	870	873
Derivative financial instruments	9,570	8,253
Other current assets	2,324	1,915
Other non-current assets	12,547	9,206
Investments	7,973	8,391
Property, plant and equipment	12,760	12,431
Intangible assets	17,067	17,011
Total Assets	78,519	69,392

Loans and borrowings	39,477	33,489
Financial instruments and derivatives	136	152
Trade accounts payable	2,377	2,273
Payroll	289	261
Other current liabilities	3,145	2,447
Other non-current liabilities	17,244	14,804
Shareholders' Equity	15,851	15,966
Total Liabilities	78,519	69,392
Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	9 de 10

Financial Statement including Raízen

Cosan Limited Pro forma (including 50% of Raízen)

Indicators	2Q20	2Q19	Chg.%	1Q20	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
EBITDA	1,895.9	2,317.2	-18.2%	2,526.7	-25.0%
Adjusted EBITDA	1,247.4	2,048.2	-39.1%	2,247.0	-44.5%
Investments	1,400.3	1,099.1	27.4%	1,513.1	-7.5%

Income Statement for the Period	2Q20	2Q19	Chg.%	1Q20	Chg.%
BRL mln	(Apr-Jun)	(Apr-Jun)	2Q20/2Q19	(Jan-Mar)	2Q20/1Q20
Net Revenue	13,582.7	19,338.5	-29.8%	19,632.6	-30.8%
Cost of Goods and Services Sold	(11,893.9)	(16,998.5)	-30.0%	(17,329.2)	-31.4%
Gross profit	1,688.8	2,340.0	-27.8%	2,303.4	-26.7%
Selling, general & administrative expenses	(1,115.8)	(1,063.7)	4.9%	(1,122.5)	-0.6%
Other net operating income (expenses)	238.6	80.1	n/a	75.6	n/a
Financial results	(331.2)	(499.4)	-33.7%	(660.8)	-49.9%
Equity Pick-up	(30.0)	(2.1)	n/a	(2.1)	n/a
Expenses with income and social contribution taxes	(105.4)	(295.5)	-64.3%	(53.9)	95.5%
Non-controlling interest	(243.0)	(346.3)	-29.8%	107.0	n/a
Discontinued operations	-	(4.8)	-100.0%	-	n/a
Net Income (Loss)	101.9	208.4	-51.1%	646.7	-84.2%

Balance Sheet	2Q20	1Q20
BRL mln	06/30/20	03/31/20
Cash and cash equivalents	13,916	11,285
Marketable Securities	2,678	2,189
Trade accounts receivable	3,205	3,634
Inventories	4,411	3,595
Derivative financial instruments	13,113	12,326
Other current assets	5,507	4,742
Other non-current assets	18,704	15,172
Investments	980	1,016
Property, plant and equipment	22,365	22,091
Intangible assets	20,144	20,099
Total Assets	105,024	96,148

Loans and borrowings	53,400	46,151
Financial instruments and derivatives	1,615	2,026
Trade accounts payable	6,454	7,387
Payroll	664	574
Other current liabilities	5,212	4,737
Other non-current liabilities	21,644	19,125
Shareholders' Equity	16,035	16,149
Total Liabilities	105,024	96,148

Investor Relations E-mail: ri@cosan.com.br | Website: www.cosan.com	10 de 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer